Filed Pursuant to Rule 433

Registration No. 333-230066

Registration No. 333-230066-01

January 6, 2020

The information in this pricing supplement supplements the preliminary prospectus supplement, dated January 6, 2020 (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

$1,000,000,000 2.800% Senior Notes due 2030 (the “2030 Notes”) $1,000,000,000 3.700% Senior Notes due 2051 (the “2051 Notes”) $1,000,000,000 3.950% Senior Notes due 2060 (the “2060 Notes”)
Issuer:	Enterprise Products Operating LLC

Guarantee:	Unconditionally guaranteed by Enterprise Products Partners L.P.

Ratings:*	Baa1 by Moody’s Investors Service, Inc. BBB+ by S&P Global Ratings BBB+ by Fitch Ratings Inc.

Trade Date:	January 6, 2020

Expected Settlement Date:	January 15, 2020 (T+7)

Note Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Principal Amount:	$1,000,000,000 for the 2030 Notes $1,000,000,000 for the 2051 Notes $1,000,000,000 for the 2060 Notes

Maturity Date:	January 31, 2030 for the 2030 Notes January 31, 2051 for the 2051 Notes January 31, 2060 for the 2060 Notes

Coupon:	2.800% for the 2030 Notes 3.700% for the 2051 Notes 3.950% for the 2060 Notes

Interest Payment Dates:

January 31 and July 31, commencing July 31, 2020 for the 2030 Notes

January 31 and July 31, commencing July 31, 2020 for the 2051 Notes

January 31 and July 31, commencing July 31, 2020 for the 2060 Notes

Price to Public:	99.921% for the 2030 Notes 99.413% for the 2051 Notes 99.360% for the 2060 Notes

Net Proceeds (after underwriting discounts, and $4.7 million of other offering expenses):	$2,958,240,000

Benchmark Treasury:	1.750% due November 15, 2029 for the 2030 Notes 2.250% due August 15, 2049 for the 2051 Notes 2.250% due August 15, 2049 for the 2060 Notes

Benchmark Treasury Yield:	1.809% for the 2030 Notes 2.282% for the 2051 Notes 2.282% for the 2060 Notes

Spread to Benchmark Treasury:	+100 bps for the 2030 Notes +145 bps for the 2051 Notes +170 bps for the 2060 Notes

Yield to Maturity:	2.809% for the 2030 Notes 3.732% for the 2051 Notes 3.982% for the 2060 Notes

Optional Redemption:

2030 Notes:

At any time prior to October 31, 2029 (the “2030 Notes Par Call Date”): in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the 2030 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the 2030 Notes to be redeemed (exclusive of interest accrued to the redemption date) that would have been due if the 2030 Notes had matured on the 2030 Notes Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury yield plus 15 basis points; plus, in either case, accrued and unpaid interest to the redemption date.

On or after the 2030 Notes Par Call Date: in whole or in part, at a price equal to 100% of the principal amount of the 2030 Notes to be redeemed plus accrued and unpaid interest to the redemption date.

2051 Notes:

At any time prior to July 31, 2050 (the “2051 Notes Par Call Date”): in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the 2051 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the 2051 Notes to be redeemed (exclusive of interest accrued to the redemption date) that would have been due if the 2051 Notes had matured on the 2051 Notes Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury yield plus 25 basis points; plus, in either case, accrued and unpaid interest to the redemption date.

On or after the 2051 Notes Par Call Date: in whole or in part, at a price equal to 100% of the principal amount of the 2051 Notes to be redeemed plus accrued and unpaid interest to the redemption date.

2060 Notes:

At any time prior to July 31, 2059 (the “2060 Notes Par Call Date”): in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the 2060 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the 2060 Notes to be redeemed (exclusive of interest accrued to the redemption date) that would have been due if the 2060 Notes had matured on the 2060 Notes Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury yield plus 30 basis points; plus, in either case, accrued and unpaid interest to the redemption date.

On or after the 2060 Notes Par Call Date: in whole or in part, at a price equal to 100% of the principal amount of the 2060 Notes to be redeemed plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	29379V BX0 / US29379VBX01 on the 2030 Notes 29379V BY8 / US29379VBY83 on the 2051 Notes 29379V BZ5 / US29379VBZ58 on the 2060 Notes

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Barclays Capital Inc.

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:

BBVA Securities Inc.

BMO Capital Markets Corp.

BofA Securities, Inc.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1 (800) 831-9146, Barclays Capital Inc. at 1 (888) 603-5847, SunTrust Robinson Humphrey, Inc. at 1 (800) 685-4786 or Wells Fargo Securities, LLC at 1 (800) 645-3751.